SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Navios Maritime Holdings Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

(Title of Class of Securities)	(CUSIP No.)
American Depositary Shares, each representing 1/100th of a Share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (NYSE: NMpG)	63938Y 100

American Depositary Shares, each representing 1/100th of a Share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (NYSE: NMpH)	63938Y 308

Vasiliki Papaefthymiou

Executive Vice President - Legal and Director

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

+30-210-4595000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Philip Richter, Esq.

Mark Hayek, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

(212) 859-8000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$9,964,143.50	$1,207.65

(1)

Estimated solely for purpose of calculating the filing fee. This Tender Offer Statement on Schedule TO relates to an exchange offer (the “Exchange Offer”) through which Navios Maritime Holdings Inc. seeks to acquire 946,100 outstanding American Depositary Shares (“Series G ADSs”), each representing 1/100th of a Share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G Preferred Shares”) and 1,907,600 outstanding American Depositary Shares (“Series H ADSs”), each representing 1/100th of a Share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (“Series H Preferred Shares” and, together with the Series G Preferred Shares, the “Preferred Shares”). The transaction valuation was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as follows:

The sum of the (a) the product of (i) $3.495, the average of the high and low prices per Series G ADSs on the New York Stock Exchange on December 18, 2018, and (ii) 946,100, the maximum number of Series G ADSs that could be accepted for exchange in the Exchange Offer; and (b) the product of (i) $3.49, the average of the high and low prices per Series H ADS on the New York Stock Exchange on December 18, 2018, and (ii) 1,907,600, the maximum number of Series H ADSs that could be accepted for exchange in the Exchange Offer.

(2)	Previously paid.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $1,894.40	Filing Party: Navios Maritime Holdings Inc.
Form or Registration No.: Registration Statement on Form F-4 (No. 333-228976)	Date Filed: December 21, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

AMENDMENT NO. 2 TO SCHEDULE TO

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (as may be further supplemented or amended from time to time, the “Schedule TO”) originally filed with the Securities and Exchange Commission on December 21, 2018 relating to an offer (the “Exchange Offer”) by Navios Maritime Holdings Inc., a Republic of Marshall Islands corporation (the “Company”), to acquire 946,100 outstanding American Depositary Shares (“Series G ADSs”), each representing 1/100th of a share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock and 1,907,600 outstanding American Depositary Shares (“Series H ADSs”), each representing 1/100th of a share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock from tendering holders of Series G ADSs and Series H ADSs, pursuant to the terms and subject to the conditions described in the prospectus, dated February 4, 2019 (as the same may be amended or supplemented, the “Prospectus”).

Except as set forth herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO or the Prospectus. All information in the Prospectus, including all exhibits and annexes thereto, are hereby expressly incorporated by reference into this Amendment No. 2 in response to all items required in the Schedule TO. This Amendment No. 2 should be read in conjunction with the Schedule TO and Exhibits thereto and the Prospectus. All capitalized terms used in this Amendment No. 2 and not otherwise defined have the respective meanings ascribed to them in the Prospectus, as amended or supplemented.

Items 1 and 4.

The information set forth in the Prospectus is hereby amended and supplemented by adding the following language thereto:

“On February 4, 2019, the Company issued a press release announcing (i) an increase in the consideration offered to holders of Series G ADSs and Series H ADSs to $7.25 in cash and/or $8.28 principal amount of 9.75% Senior Notes due 2024 (the Notes) for each Series G ADS tendered and $7.16 in cash and/or $8.19 in Notes for each Series H ADS tendered (provided that no more than 50% of the Series G ADSs, as a class, tendered will receive cash, and no more than 50% of Series H ADSs, as a class, tendered will receive cash), and (ii) an extension of the expiration date of the Exchange Offer to 11:59 p.m., New York City Time, on February 15, 2019. A copy of the press release is attached hereto as Exhibit (a)(5)(B) and is incorporated herein by reference.”

Item 7. Source and Amount of Funds or Other Consideration.

Item 7(a) of the Schedule TO is hereby amended and supplemented to include the following:

(a) Source of Funds: The information set forth in the Prospectus is hereby amended and supplemented by adding the following language thereto:

“The maximum amount of cash that may be issued in exchange for all Series G ADSs and Series H ADSs tendered is $6.9 million and $13.7 million, respectively, and the maximum aggregate principal amount of 2024 Notes that could be issued if all holders of Series G ADSs and Series H ADSs elect to receive Notes is $15.6 million.”

Item 9. Persons/Assets, Retained, Employed, Compensated or Unused.

With respect to any tender of a Series G ADS or a Series H ADS, we will pay a soliciting dealer fee of 2.0% of the liquidation preference ($25.00) accepted for exchange on the terms and conditions set forth in the Prospectus.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended by adding the following exhibit:

Exhibit No.	Description

(a)(4)(B)	Prospectus, dated February 4, 2019 (Incorporated herein by reference to the Prospectus filed on February 4, 2019).

(a)(5)(B)	Press Release, dated February 4, 2019.

(g)	Soliciting Dealer Form.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAVIOS MARITIME HOLDINGS INC.

Date: February 4, 2019	By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Executive Vice President - Legal and Director